SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER 212-455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

December 2, 2013

VIA FEDEX AND EDGAR

Re:	ARAMARK Holdings Corporation

Registration Statement on Form S-1

File No. 333-191057

Susan Block

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Block:

On behalf of ARAMARK Holdings Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement (the “Registration Statement”) relating to the offering of the Company’s common shares, marked to show changes from Amendment No. 3 to the Registration Statement as filed on November 19, 2013. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information.

BEIJING     HONG KONG     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     SEOUL     TOKYO    WASHINGTON, D.C.

SECURITIES AND EXCHANGE COMMISSION	2	December 2, 2013

In addition, we are providing the following responses to your comment letter, dated November 25, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4. The responses and information described below are based upon information provided to us by the Company.

General

1.	We note that your proposed price range is in excess of 20% of the high end of the range. Please reduce the range so that it is within 20% of the high end of the range. For guidance, please refer to Compliance and Disclosure Interpretation 134.04 for Regulation S-K, available on our website at www.sec.gov.

The Company respectfully notes that the expected price range in the Registration Statement has been updated to be between $20.00 and $23.00, which is within 20% of the high end of the range.

Cover Page

2.	Please disclose here and in your Underwriting section how the additional share purchases will be allocated among the selling shareholders if the underwriter’s option is not exercised in full.

In response to the Staff’s comment, the Company has included the requested disclosure on the cover and on pages 9, 140 and 167.

Unaudited Pro Forma Financial Information, page 38

3.	Please revise the notes to your unaudited pro forma financial statements to include the underlying assumptions, and any related calculations, involved in arriving at the pro forma adjustments recognized on page 39. The information provided should enable an investor to clearly understand how you arrived at the pro forma amounts, as required by Rule 11-02(b)(6) of Regulation S-X. For example, it is not clear, from note (c), how you arrived at or calculated the adjustment for the estimated share-based compensation expense and additional expenses related to a modification of certain performance-based options.

In response to the Staff’s comments, the Company has revised and expanded the Notes to Unaudited Pro Forma Financial Statements on page 40 to enable an investor to clearly understand how the Company arrived at the specific pro forma adjustment amounts.

SECURITIES AND EXCHANGE COMMISSION	3	December 2, 2013

FSS North America, page 52

4.	Please revise your FSS North America Segment operating results discussion, for fiscal 2012 as compared to fiscal 2011, to provide a discussion that is presented in a similar manner to the segment discussion provided on page 49, for fiscal 2013 as compared to fiscal 2012.

In response to the Staff’s comments, the Company has revised the discussion on page 53 of the fiscal 2012 as compared to fiscal 2011 operating results to make it similar to the presentation of fiscal 2013 to fiscal 2012 operating results.

Quantitative and Qualitative Disclosure About Market Risk, page 69

5.	Please consider revising your disclosures, on page 70, to include the U.S. dollar equivalent for your foreign currency forward exchange contracts. You may present these amounts parenthetically.

In response to the Staff’s comments, the Company has revised the disclosure on page 70 to include the U.S. dollar equivalent parenthetically for each foreign currency forward exchange contract.

Stockholders Agreement, page 142

6.	Please provide a definition of the term “original share amount owned by such Sponsor” here.

In response to the Staff’s comment, the Company has included the requested disclosure on page 143.

7.	Please include a summary of the provisions of your Stockholders Agreement addressed in the second and third paragraphs of this section in your Prospectus Summary section. In addition, please add a risk factor that addresses the risks of each of the provisions described in the second paragraph of this section in your Risk Factors section or tell us why you believe such disclosure is unnecessary.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 10 and 29.

Conflicts of Interest, page 158

8.	Please include a summary of the disclosure in this section in your Prospectus Summary section.

In response to the Staff’s comment, the Company has included the requested disclosure on page 10.

SECURITIES AND EXCHANGE COMMISSION	4	December 2, 2013

Underwriting (Conflict of Interest), page 166

9.	We have considered your response to our prior comment 1 and reissue the comment. Please revise to state that the selling shareholders may be deemed to be underwriters.

In response to the Staff’s comment, the Company has included the requested disclosure on page 167. The inclusion of such disclosure does not constitute an admission by any selling stockholder that it is an “underwriter” within the meaning of such term under the Securities Act and, as noted on page 167, based upon the applicable facts and circumstances, none of the selling stockholders believes that it should be considered as such. The Company also confirms that none of the selling stockholders other than GS Capital Partners and J.P. Morgan Partners, LLC are or are affiliated with broker-dealers. GS Capital Partners and J.P. Morgan Partners, LLC are not broker-dealers, but are affiliated with broker-dealers.

Exhibit 23.1 and Exhibit 23.2 – Accountant’s Consent

10.	Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

In response to the Staff’s comment, Amendment No. 4 contains currently dated consents from both KPMG LLP (Exhibit 23.1) and Deloitte Touche Tohmatsu LLC (Exhibit 23.2) and the Company notes that manually signed copies of these consents will be kept on file for five years.

* * * * * * *

Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss our responses to the comment letter.

Very Truly Yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	ARAMARK Holdings Corporation

Eric J. Foss, Chief Executive Office